

Mail Stop 7010

February 7, 2008

via U.S. mail and facsimile

Mr. Alex Rankin, Chief Executive Officer
North American Technologies Group, Inc
429 Memory Lane
Marshall, Texas 75672

RE: North American Technologies Group, Inc
Form 10-KSB for the Fiscal Year Ended September 30, 2007
File No. 0-16217

Dear Mr. Rankin:

      We have reviewed the financial statements and financial disclosures in the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Revenue Recognition, page 11

1. In the case of ties sold to your major customer, please clarify for us in a letter and revise future filings to more fully explain how you satisfied the guidelines set forth in SAB Topic 13.A.3.a for revenue recognition related to bill and hold sales.

2. Please tell us in a letter and expand future disclosures to more fully explain your customer acceptance provisions, including the terms and clarify how those provisions impact revenue recognition. Refer to SAB Topic 13.A. 3.b. for guidance.

Warranty Reserve, page 12

3. We note that the warranty reserve comprises 33% of current liabilities and that the 2006 expense approximates 12% of sales for the period. Given the materiality of this liability, please revise MD&A in future filings (including your next quarterly report) to explain to readers the expected impact of this liability on liquidity and future operating results. For example, please quantify the number of ties that are expected to be produced in order to satisfy the liability and whether this obligation could adversely impact the company's ability to fulfill sales orders in the succeeding 12 months. In this regard, we note that the liability approximates the balance of ending inventory. If the reserve is not expected to be liquidated in the succeeding 12 months then that fact should be explained. See Section 501.14 of the Financial Reporting Codification.

Net Sales, page 12

4. The impact of price changes on the reported sales increase is not clear. In future filings, please quantify the extent to which sales were impacted by changes in volume and by changes in price. See Section 501.04 of the Financial Reporting Codification.

Impairment Charges, page 13

5. In future filings, please disclose the specific adverse business, economic and competitive factors that caused the material asset impairments. Disclose the specific accounting estimates and assumptions that were changed in response to these adverse developments. Furthermore, please disclose the corresponding implications on future operating results. For example, readers should be clearly informed about how these impairments reflect upon the changes in management's view concerning the company's operating strategies, competitive environment, and growth prospects. Disclose also the remaining carrying value of any assets

that were impaired. Please see the specific guidance in section 501.12.b.4 of the Financial Reporting Codification.

Factors Which May Affect Future Operating Results, page 19

6. Sales for the quarter ended December 31, 2006 represents approximately 19% of total sales for the fiscal year ended September 30, 2007, whereas sales for the quarter ended December 31, 2005 represents approximately 5% of the sales for the fiscal year ended December 31, 2005. It is not clear why the sales for the period ended December 31, 2005 are relatively low and whether you expect this trend to continue in future periods. Please revise future filings to discuss the key drivers or seasonal factors impacting your quarterly sales. Please see the specific guidance in section 501.04 of the Financial Reporting Codification.

7. In future filings please expand your raw material risk factor disclosure to more fully inform readers about the extent to which operating results may be materially impacted by changes in commodity prices such as wood and petroleum. Please also disclose whether management uses specific strategies to manage this risk. See Section 501.12.b.1 of the Financial Reporting Codification.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Alex Rankin
February 7, 2008
Page 4 of 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief